UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
(Amendment No._12_)

PETVIVO HOLDINGS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

716817200
(CUSIP Number)

January 9, 2023
(Date of event Which Requires Filing of this Statement)

Rule 13d-1(c)

NAME OF REPORTING PERSON
CRUDEN STANLEY C

MEMBER OF A GROUP?
N/A


CITIZENSHIP
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER    882,237
SHARED VOTING POWER   0
SOLE DISPOSITIVE POWER    882,237
SHARED DISPOSITIVE POWER   0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
882,237



PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY OWNED
8.22%


TYPE OF REPORTING PERSON
IN



ITEMS 1-10 OF GENERAL INSTRUCTIONS

Item 1.
(a) Name of Issuer:  PETVIVO HOLDINGS INC.
(b) Address of Issuer: 5251 EDINA INDUSTRIAL BLVD, EDINA MN 55439

Item 2.
(a) Name of Person Filing: CRUDEN STANLEY C
(b) Address of Filing Person:
    1135 Calgary Rd, North Port, FL 34288
(c) Citizenship: U.S.
(d) Title and class of Securities: Common Stock
(e) CUSIP Number: 716817200

Item 3. N/A

Item 4.   Ownership
(a) Amount Beneficially Owned: 882,237
(b) Percent of Class: 8.22%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 882,237
(ii) Shared power to vote or direct the vote:   0
(iii) Sole power to dispose or to direct disposition of: 882,237
(iv) Shared power to dispose or to direct disposition of:  0

Item 5.  Ownership of Five Percent or Less of Class:
        N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
        N/A

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security:
        N/A

Item 8. Identification and Classification of Members of the Group:
         N/A

Item 9. Notice of Dissolution of Group:
         N/A




Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2023
Signature: Stanley C. Cruden
Name/Title: Stanley C. Cruden, Individual